January 11, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC 20549-7010

Attn: Ms. Nili Shah, Accounting Branch Chief

RE:   Tecumseh Products Company
      Form 10-K for the Fiscal Year Ended December 31, 2005
      Filed March 15, 2006
      Form 10-Q for the Fiscal Quarter Ended March 31, 2006
      File No. 0-452

Dear Ms. Shah:

This letter is in response to your comment letter dated October 19, 2006, addressed to Mr. Todd W. Herrick, Chief Executive Officer of Tecumseh Products Company. Your comments are reproduced below, followed in each case by Tecumseh's response in italics.

Form 10-K for the year ended December 31, 2005

Note 4. Goodwill and Other Intangible Assets, page 55 of annual report

1. We note your response to comments 5 and 6 in our letter dated July 26, 2006. Specifically, we note that you believe the last paragraph on page 8 of your March 31, 2005 form 10-Q, as quoted in your response letter, provides investors with sufficient forewarning that goodwill may be materially impaired three months later. However, we continue to believe that the progression of events in 2004 and 2005, as well as the uncertainties surrounding those events, required additional disclosures that clearly and comprehensively alert readers to the reasonable possibility of a material impairment charge. In particular, we note the following:

     - The disclosures do not state the reporting unit and/or reportable segment that is not meeting the projections used in the December 31, 2004 goodwill impairment test. This lack of disclosure leaves an investor without sufficient information as to the amount of long-lived assets and goodwill that is at risk for impairment.

     - The disclosure in your March 31, 2005 Form 10-Q does not state that management is unaware as to whether the issues FASCO is facing in terms of

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 2 of 13


          its operating results are temporary or permanent, as you have indicated is the actual case in the third paragraph on page 11 of your August 23, 2006 response letter. Instead, your disclosure includes two statements that appear to contradict each other: "While the Company expects results in the second quarter to continue to lag those forecasts, it is the forecasted results for the second half of the year and subsequent years that remain key to the Company's impairment test. While management does not believe the business decline experienced during the first quarter will have a permanence which would represent a triggering event for interim evaluation of the recoverability of goodwill, further deterioration of results below revised forecasts for the second quarter may require the Company to conduct an impairment test during the second quarter 2005..." Your disclosure should be concise and inform investors as to what is happening with the operations as seen through the eyes of management.

     - Your estimate of the fair value of the reporting units within the Electrical Components reportable segment exceeded the carrying value of the reporting units by $37 million as of December 31, 2004. As such, the estimated fair values and the carrying values of the reporting units are not materially different, as the estimated fair values represented only 108.6% of the reporting units' book values. Accordingly, we believe that these circumstances required disclosures that clearly:

               - Identified the deterioration in the fair value from 2003 to 2004,

               - Stated the extent to which the estimated fair value of the Electrical Components' reporting units exceeded their carrying values as of December 31, 2004,

               - Stated that goodwill and long-lived assets are at risk for impairment,

               - Discussed the assumptions and the basis for these assumptions in estimating the fair value of the Electrical Components' reporting units,

               - Discussed any uncertainties or risks associated with these assumptions, and

               - Provided a sensitivity analysis of a change in these assumptions.

          Refer to Item 303 of Regulation S-K, Section 501.02 and 501.12.b.3 of the Financial Reporting Codification, SAB Topic 5:P.4 and Section 216 of the Financial Reporting Codification for guidance.

          Similarly, we also believe that your disclosures regarding the details of your impairment charge in the second quarter of 2005 should have included all of the information we requested in prior comment 6 and any additional information to further explain to investors why you recognized such a material goodwill impairment charge.

          However, given that you have already recognized the goodwill impairment charge, additional disclosures at this time regarding the events leading to the

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 3 of 13


          goodwill impairment will likely have minimal utility to investors. Accordingly, we have no further comment at this time.

          However, because we believe that the circumstances resulting in an impairment charge develop over time, please be advised that we expect you to include more comprehensive disclosures in future filings regarding the recoverability of your goodwill, as well as your other intangible and tangible assets, where a material impairment is reasonably likely in future periods. These disclosures should discuss the progression of specific events that may give rise to an impairment charge. Further, as stated in our prior comment letter, these disclosures should include:

               - Significant assumptions related to your fair value estimates,

               - The number of periods for which you are estimating future cash flows,

               -    The basis for your assumptions,

               -    Uncertainties associated with your assumptions,

               -    Risks of changes to your assumptions, and

               - A sensitivity analysis depicting the effect of a 1% change in these assumptions.

          Please also ensure that in addition to the discount rate you are using, you discuss the sales growth rate and operating income's percentage of sales. In addition, your disclosures should give readers an indication of the likelihood of change in these assumptions, for example, by way of disclosure of the extent to which your actual results have differed from your assumptions.

     ANSWER: We agree that the suggestions for more comprehensive disclosures with regard to our valuation of goodwill would be useful information, and have included such disclosures in our September 30, 2006 Form 10-Q and will include such disclosures in our future filings. We have also incorporated these additional disclosures in our Forms 10-Q/A, filed on December 19, 2006 to amend the Forms 10-Q for the periods ended March 31 and June 30, 2006.

     The disclosure, as incorporated in the Company's September 30, 2006 Form 10-Q, is as follows:

"As discussed in the Significant Accounting Policies and Critical Accounting Estimates sections of the Form 10-K for the year ended December 31, 2005, the Company traditionally conducts its annual assessment of impairment for goodwill in the fourth quarter by comparing the carrying value of the Company's reporting units to their fair value. Fair value of the Company's goodwill and other intangible assets is estimated based upon a present value technique using discounted future cash flows, forecasted out over a six year period, with residual growth rates forecasted at 3.0% thereafter. The Company uses management business plans and projections as the basis for expected future cash flows. In evaluating such business plans for reasonableness in the context of their use for predicting discounted cash flows in our valuation model, the Company

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 4 of 13


evaluates whether there is a reasonable basis for differences between actual results of the preceding year and projected results for the upcoming years. This methodology can potentially yield significant improvements in growth rates in the first few years of forecast data, due to multiple factors such as improved efficiencies or incremental sales volume opportunities that are deemed to be reasonably likely to be achieved. In the India reporting unit of the Compressor Group, the goodwill analysis performed at the end of 2005 projected growth rates of approximately 35.0% and 29.0% in 2007 and 2008 respectively, before moderating to a 3.0% residual growth rate. For the reporting unit within the Electrical Components Group, the rates were approximately 10.0% and 9.0% in 2007 and 2008, thereafter adjusting to 3.0%, and the Europe reporting unit of the Compressor Group projected growth rates of approximately 5.0% in 2007 and 2008, adjusted to 3.0% thereafter.

'While performance of the Europe reporting unit of the Compressor Group has been relatively close to expectation during the first nine months of 2006, the India reporting unit of the Compressor Group has seen its net profitability decline $7.0 million against the forecasts made at the beginning of the year, and the reporting unit within the Electrical Components Group with goodwill has reported net profit results $20.5 million lower than forecast.

'The majority of the profitability decline against the original 2006 plan for the Electrical Components reporting unit occurred in the third quarter of the year. Profitability in the first quarter of the year exceeded expectations; the second quarter, while unprofitable and unfavorable to plan, still showed forecasts that the full year would be profitable. By the end of the third quarter, however, the decline against expectations had continued and become more pronounced, and the full year forecast indicated a substantial loss for the business unit was now anticipated. According to SFAS No. 142, "Goodwill and other Intangible Assets," "goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount." The profitability decline for the Electrical Components reporting unit in the third quarter led the Company to conclude that it should perform an interim goodwill impairment analysis, incorporating the 2006 year to date results and updated cash flow forecasts. The sales growth rates utilized in the interim analysis were 3.0% or less in each year, and operating profit as a percentage of sales ranged from 0.8% to 7.8%. Based on the results of this analysis, the Company determined that no impairment of the unit's goodwill had taken place.

'Although the decline in sales and profitability in the current year for the India reporting unit is considered to be temporary and due to a delay in the launch of new products, the operating profit performance through the nine months of 2006 led the Company to perform an interim goodwill analysis for that business unit as well. The sales growth rates utilized in the interim analysis were reduced to 21.5% in 2007, 2.2% in 2008, and 3.0% thereafter. The operating profit percentages were modeled at 2.8% of sales. Based on the results of this interim analysis, the Company determined that no impairment of the unit's goodwill has taken place.

'Assumptions in estimating future cash flows are subject to a high degree of judgment and complexity. The Company makes every effort to forecast these future cash flows as

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 5 of 13


accurately as possible with the information available at the time the forecast is developed. However, changes in the assumptions and estimates may affect the carrying value of goodwill, and could result in additional impairment charges in future periods. Factors that have the potential to create variances between forecasted cash flows and actual results include but are not limited to (i) fluctuations in sales volumes, which can be driven by multiple external factors, including weather conditions affecting demand; (ii) product costs, particularly commodities such as copper; (iii) currency exchange fluctuations; (iv) acceptance of the Company's pricing actions undertaken in response to rapidly changing commodity prices and other product costs; and (v) interest rate fluctuations. Refer to "Cautionary Statements Relating to Forward-Looking Statements" in Item 2 for other factors that have the potential to impact estimates of future cash flows.

'Discount rates utilized in the goodwill valuation analysis are derived from published resources such as Ibbotson. The rates utilized were 8.15% at September 30, 2006 and 9.25% at December 31, 2005 for all business units for which goodwill is currently recorded.

'Operating Profit as a percentage of sales revenue is also a key assumption in the fair value calculation. The range of assumptions used incorporates the anticipated results of the Company's ongoing productivity improvements over the life of the forecast model. The Europe reporting unit forecasted operating profit percentages ranging from 1.3% up to 3.9%. The India reporting unit forecasted 2.8% of sales, and the reporting unit within the Electrical Components Group with goodwill forecasted a range of 0.8% to 7.8%.

'Based on the goodwill analysis performed for the year ended December 31, 2005, changes of 1.0% in the discount rate utilized would increase (decrease) the fair value calculated for the respective business units as follows:

                                    Change in
                                 valuation with     Change in valuation
                                1.0% decrease in   with 1.0% increase in
                                  discount rate         discount rate
                                ----------------   ---------------------
Compressor Segment -  Europe          $14.8               ($10.6)
Compressor Segment - India             24.1                (17.3)
Electrical Components Segment          71.8                (52.2)

'For the Europe business unit within the Compressor segment, if the discount rate were to increase by 1.0%, the fair value of the business unit would decrease by approximately $11 million. Such an increase in the discount rate would result in the need for management to perform a step 2 analysis on this business unit and could result in an impairment."

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 6 of 13


2. We note on your statement that you expanded your disclosures in your June 30, 2006 Form 10-Q regarding your European Compressor reporting units' estimated fair values not being materially different from the carrying values. Please tell us where you expanded your disclosures in your June 30, 2006 Form 10-Q to disclose such information. Furthermore, please revise your disclosure in your critical accounting estimates section in future filings to include the disclosures listed above.

     ANSWER: We acknowledge that further disclosures beyond those incorporated in our June 30, 2006 Form 10-Q are appropriate. We incorporated such disclosures in our September 30, 2006 Form 10-Q and will include similar disclosures in subsequent filings, as noted in the response to #1 above. We have also included this enhanced disclosure in our amended Form 10-Q/A for the period ended June 30, 2006.

     We will also revise our critical accounting estimates section in future filings. The language, as incorporated in our September 30, 2006 Form 10-Q, is also noted in our response to #1 above. We have also incorporated additional disclosures in our Forms 10-Q/A, filed to amend our Forms 10-Q for the periods ended March 31 and June 30, 2006.

Note 5. Income Taxes, page 58

3. We note your response to comment 7 in our letter dated July 26, 2006. In future filings, please ensure your disclosures clearly identify the specific factors that result in any material increases or decreases in your deferred tax asset valuation allowance. For example, your 2005 Form 10-K should have included the detailed disclosure you provided to us in your response letter regarding the increase in the valuation allowance for your US deferred tax assets. Please include such disclosures in future filings. Further, to the extent that you are primarily relying on tax planning strategies to realize material portions of your deferred tax assets, please ensure your critical accounting policy discloses:

     - The amount of deferred tax assets whose realizability is based on tax planning strategies,

     -    The nature of the tax planning strategies,

     -    The jurisdictions involved,

     - Any uncertainties, risks, or assumptions related to these tax planning strategies, and

     - The extent to which the taxable income your tax planning strategies are estimated to generate exceeds the amount of your deductible temporary differences and carryforwards.

     ANSWER: As of September 30, 2006, we no longer recorded deferred tax assets on our balance sheet, and therefore no tax planning strategies with regard to

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 7 of 13


     realizing such assets were applicable. If, in the future, we record such assets, we will make the appropriate disclosures as requested above.

     In the third quarter of 2006, we disclosed that we had established a valuation allowance against our remaining foreign deferred tax assets in Brazil. The disclosure, as reported in our September 30, 2006 Form 10-Q, is as follows:

     "Valuation allowances were established against remaining foreign deferred tax assets in Brazil in the third quarter of 2006 (aggregating approximately $5.9 million or $0.32 per share) due to negative evidence resulting in a determination that it is no longer more likely than not that the assets will be realized. It became apparent during this quarter that the Brazilian Compressor Operations would not return to historical profitability levels, and current forecasted levels would not be sufficient to realize the net deferred tax assets."

     Any changes made to valuation allowances in future periods will be similarly disclosed in future filings.

4. The reasons for the $25.4 million valuation allowance against your Brazilian deferred tax assets remain unclear. In this regard, it does not appear as though the Brazilian compressor operations had a history of pre-tax losses, but rather one year of pre-tax losses. As such, please provide us with a more comprehensive explanation as to how you determined it was more likely than not that the Brazilian deferred tax assets would not be realizable. This information should also be included in future filings.

     ANSWER: The $25.4 million valuation allowance recorded in the third quarter of 2005 related to the recognition of deferred tax asset valuation allowances against amounts previously recorded in the U.S. federal jurisdiction ($18.3 million) and the Brazilian Engine operations ($7.1 million).

     During 2002, a new Brazilian company was formed as part of the engine operations. As expected, this new company had losses for the first few years as the business was starting in Brazil. It was expected that this operation would soon be profitable and accumulated losses would be offset by future income. In the event that future income was insufficient, a prudent and feasible tax planning strategy was to merge the compressor and engine operations into one Brazilian company, which would allow for the accumulated and current losses of the engine operation to be offset by the profits of the compressor operation.

     In 2005, a strengthening of the Brazilian Real against the U.S. dollar changed our expectations regarding future profit margins of the Brazilian engine and compressor operations. Since the majority of sales are denominated in dollars or euros, and costs are primarily paid in Brazilian Real, the Brazilian operations were not able to increase their prices to customers to account for the foreign

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 8 of 13


     exchange losses. As a result of the stronger Real, as well as other factors discussed in our response to the SEC dated August 23, 2006 related to the Brazilian compressor operation, the tax planning strategy for the Brazilian engine operations deferred tax assets was no longer deemed prudent and feasible as of September 30, 2005. Because of the confluence of these events, management concluded that it was not more likely than not that the deferred tax assets of the Brazilian engine operations would be realized, and a full valuation allowance was recorded against these deferred tax assets.

Note 11. Commitments and Contingencies, page 66 of annual report

5. We note that your response to comment 9 in our letter dated July 26, 2006. To help us better understand how you determined that the asbestos claims are of no significance to your consolidated financial statements, please provide us with the following additional information:

     -    The quarter in which you were first named in an asbestos claim,

     - A rollforward of lawsuits for each of the periods presented (new lawsuits, settlements, and dismissals),

     - The amount or range of amounts claimed for each lawsuit for each period presented, and

     -    The quarter in which the only settlement was made for $35,000.

     Please also confirm to us that the $35,000 you refer to as the amount of your only settlement represents the total amount of the settlement and not the portion which your insurance policies did not cover. If not, please provide us with the gross amount of the settlement, excluding any insurance recoveries.

     ANSWER: The Company was first named in an asbestos claim in the fourth quarter of 1993, in the Samuel Gordon claim. This claim was eventually closed nearly five years after the original notice, with no payments required, due to a lack of prosecutorial action by the claimant.

     A rollforward of asbestos lawsuit activity, from January 1, 2003 through December 31, 2006, is as follows:

          January 1, 2003       8   Cases outstanding

          2003 activity:

             Cases filed       10
             Cases settled     (1)  (Amount: $35,000)
             Cases dismissed    0

          December 31, 2003    17   Cases outstanding

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 9 of 13


          2004 activity:
             Cases filed       16
             Cases settled     (1)  (Amount: $0)
             Cases Dismissed   (4)

          December 31, 2004    28   Cases outstanding

          2005 activity:
             Cases filed        4
             Cases settled      0
             Cases dismissed   (4)

          December 31, 2005    28   Cases outstanding

          2006  activity:
             Cases filed       14
             Cases settled     (4)  (Amount: $8,000)
             Cases dismissed  (13)

             Summary judgments (2)

          December 31, 2006    23   Cases outstanding

     Typically, no specific claim amount for damages is made by the plaintiff when an asbestos lawsuit is filed. In the stated opinion of our external counsel, there is no single case that is expected upon settlement to exceed $100,000.

     The settlement of $35,000 was made in the second quarter of 2003. That amount does represent the gross amount of the settlement, without regard to any insurance reimbursement.

     As noted in the rollforward that appears above, subsequent to the submission of our previous response letter to you on August 23, 2006, four additional asbestos cases were settled. The total gross settlement amount for these four cases combined was $8,000.

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Management's Discussion and Analysis of the Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 28

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 10 of 13


6. We note the disclosures you included in your June 30, 2006 Form 10-Q in response to comment 17 from our letter dated July 26, 2006. In future filings, please expand upon your explanation for the increase in the average days sales outstanding. It may be unclear to investors what you mean by "the seasonal pattern of the Company's sales," especially in light of the fact that net sales for the first half of fiscal years 2005 and 2004 do not materially exceed net sales of the second half of fiscal years 2005 and 2004. In this regard, we note your disclosure on page 11 of your 2005 annual report that your sales and operating profit typically are stronger in the first two quarters of the year than in the last two quarters.

     ANSWER: We made the following statement in our September 30, 2006 Form
     10-Q:

     "Accounts receivable increased by $36.3 million from the beginning of the year. This increase was the result of several factors. First, the seasonality of the Company's sales patterns resulted in higher sales in the third quarter of the year when compared to the fourth quarter of 2005. More specifically, sales in the last two months of the respective quarters - which is the primary driver of the accounts receivable balance - increased by $31.0 million in the August 1 to September 30, 2006 period when compared to November and December of 2005. Finally, receivables, on average, required an additional three days to collect as of September 30, 2006 as compared to the end of 2005. This increase was driven by the Engine & Power Train segment, whose days sales outstanding increased from 50 at the end of the year to 60 as of September 30, due to more extended payment terms to certain key customers..."

     "In evaluating its balance sheet metrics, the Company considers the days sales outstanding and days inventory on hand metrics to be more relevant when comparing year-over-year periods than when comparing the current period to year-end, as it removes any seasonality of the Company's sales patterns from the comparison. Average days sales outstanding were 58 days at September 30, 2006 versus 53 days at September 30, 2005, before giving effect to receivables sold."

     The Company will carefully evaluate statements made with regard to seasonality in its annual report on Form 10-K, and will determine the appropriate disclosures, if any, that should be made in 2006 and in future filings.

7. We note your disclosures on pages 30 and 31 with regard to your current and future compliance with your financial debt covenants. Please tell us and disclose in future filings why you believe your lenders would agree to a further amendment to your debt instruments if you are unable to meet your September 30, 2006 financial covenants or those of other future periods. For example, tell us and disclose in future filings if you have notified your lenders of the possibility that you may not be able to meet your financial covenants in the future periods due to either your inability to reverse the $7 million tax accrual and/or the rising raw material costs that are not recovered through price increases and discussed with them your options upon default. Also, tell us and disclose in future filings what

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 11 of 13


     other options are available to you if you are unable to meet your financial debt covenants in future periods and the lenders call the debt.

     ANSWER: We made the following statement in our June 30, 2006 Form 10-Q:

     "If the Company is permitted to reverse an accrual for Brazilian non-income taxes deemed unconstitutional by the Brazilian Supreme Court of $7.0 million during the third quarter, it will comply with its Adjusted EBITDA requirement at September 30, 2006 but ... if it cannot reduce the accrual during this quarter, it will not be in compliance at September 30 unless its lenders agree to amend the credit agreements."

     Because of the uncertainty that this reversal would occur in the third quarter of 2006, we were already in discussions with our lenders as of the filing date of the June 30, 2006 Form 10-Q. In the course of those discussions, our lenders had indicated a willingness to work with us to formulate amended agreements. We signed amendments to our lending arrangements with our first and second lien lenders on November 3, 2006. The principal terms of these amendments were described in a Current Report on Form 8-K filed by the Company on November 8, 2006. On November 13, 2006, we signed a more favorable second lien credit arrangement with a different group of lenders and a corresponding amendment with our first lien lenders, the principal terms of which were described in a Current Report on Form 8-K filed on November 15, 2006. Finally, we signed an additional amendment with both our first and second lien credit holders on December 11, 2006, approving a restructuring agreement with the majority of the lenders on debt held by our Brazilian engine subsidiary. The principal terms of these amendments were described in a Current Report on Form 8-K filed on December 15, 2006.

     In the event that we are unable to meet our financial debt covenants in future periods, and our lenders are not willing to provide further amendments, we will pursue other alternatives to generate capital. Accordingly, we made the following disclosure in our September 30, 2006 Form 10-Q:

     "After giving effect to the refinancing, waivers and amendments discussed above, we are currently in compliance with the covenants of our domestic debt agreements. Achieving the level of future financial performance required by our lending arrangements will depend on a variety of factors, including customer price increases to cover increases in commodity costs, further employee headcount reductions, consolidation of productive capacity and rationalization of various product platforms. While we are currently moving forward with these actions, there can be no assurance that any of these initiatives will be sufficient if certain risks continue to impede our progress. Those risks include currency fluctuations, weather, the extent to which the Company may lose sales in reaction to higher product prices, or adverse publicity.

     "In the event that we fail to improve performance through these measures, our ability to raise additional funds through debt financing will be limited. We are also concerned

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 12 of 13


     about the amount of debt we are carrying in this challenging operating environment and as we seek to improve our company's financial performance. As a result, we are evaluating the feasibility of asset sales as a means to reduce our total indebtedness and to increase liquidity."

     We also expanded our discussion of the financial risks of the business in
     Part II, Item 1A, "Risk Factors", in our September 30, 2006 Form 10-Q. That disclosure included a discussion of the following risk factor:

     "We may not have sufficient liquidity to continue operating as a going concern."

     "If we default under our U.S. credit agreements, either through failing to meet financial covenants or in some other way, our lenders could elect to stop making the advances we need to fund daily operations, could declare all the debt we owe them immediately due and payable, and could proceed against their collateral. Under those circumstances, we might elect or be compelled to enter bankruptcy proceedings, in which case our shareholders could lose the entire value of their investment in our common stock."

Note 10. Income Taxes, page 14

8. We note your disclosure that the tax benefit you reported for your current year losses attributable to US continuing operations is not equal to the tax expense reflected in discontinued operations and other comprehensive income reported in the same periods. However, we note that in the quarter ended March 31, 2006, this tax benefit equaled the tax expense recognized in other comprehensive income. Please help us understand why the tax benefit and expense were the same in the first quarter, but different in the second quarter of 2006.

     ANSWER:

     Subsequent to the initial filing of our March 31, 2006 Form 10-Q, we restated the quarterly financial data contained in that report for errors in the interim period tax provisions. The Company in error combined the income from foreign jurisdictions with losses from foreign jurisdictions for which tax benefits are not expected to be realizable. These corrections were reflected in the Form 10-Q/A for the period ended March 31, 2006 that we filed on December 19, 2006. As a result of these corrections, tax benefit and expense are no longer equal in the first quarter.

     The filing of our June 30, 2006 Form 10-Q was also restated for errors in the interim period tax provisions. In addition to improperly combining the income from foreign jurisdictions with losses from foreign jurisdictions for which tax benefits are not expected to be realizable, as was noted above for the first quarter, we also erroneously did not record state tax expense on the gain from the sale of a division. Further, we improperly allocated income tax expense between continuing and discontinued operations. These corrections were reflected in the Form 10-Q/A for the period ended June 30, 2006 that we filed on December 19, 2006.

Tecumseh Products Company
Response to SEC Letter of October 19, 2006
Page 13 of 13


Item 4. Controls and Procedures, page 37

9. We note your disclosure that "[t]here have been no changes in the Company's internal controls over financial reporting . . . other than the system implementations noted above . . ." In future filings, please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K for guidance.

     ANSWER: In our September 30, 2006 Form 10-Q, we affirmatively stated that implementing our global ERP system had resulted in changes that had materially affected or were reasonably likely to materially effect internal control over financial reporting. We will modify our Controls and Procedures disclosures in future filings to provide further clarity with regard to our changes in internal controls, if any, in accordance with your request.

Regards,

TECUMSEH PRODUCTS COMPANY


/s/ James S. Nicholson
-------------------------------------
James S. Nicholson
Vice President, Treasurer and
Chief Financial Officer